Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2015 (1)	2014 (1)
Net income	$208	$292
Equity in earnings of unconsolidated affiliates, net of distributions	50	2
Income taxes	115	171
Capitalized interest	(5)	(6)
	368	459

Fixed charges, as defined:

Interest	233	233
Capitalized interest	5	6
Interest component of rentals charged to operating expense	2	2
Total fixed charges	240	241

Earnings, as defined	$608	$700

Ratio of earnings to fixed charges	2.53	2.90
_______________

(1)	Excluded from the computation of fixed charges for the six months ended June 30, 2015 and 2014 is interest expense of $-0- and $3 million, respectively, which is included in income tax expense.